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                               July 30, 2020

       Michael Silvestrini
       Manager
       Energea Portfolio 2 LLC
       9 Cedar Lane
       Old Saybrook, CT 06475

                                                        Re: Energea Portfolio 2
LLC
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed July 21, 2020
                                                            File No, 024-11259

       Dear Mr. Silvestrini:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 17, 2020 letter.

       Amendment no. 1 to Offering Statement on Form 1-A

       The Company's Initial Projects, page 25

   1. We note your response to prior comment 3 indicating that you have replaced the term
                                                        "Proforma" to
"Estimated Results of Operations" in the offering statement. However, you continue to refer to
"Proforma" financial information for each project in the appendices on pages 1-B-6, 2-B-6 and
2-B-7. Please revise your document accordingly in your next
                                                        amendment.
       Exhibit 1A-11, page 1A-11

   2. Please obtain and file a currently dated auditor's consent as an exhibit to your offering statement.
 Michael Silvestrini
Energea Portfolio 2 LLC
July 30, 2020
Page 2

        You may contact Joanna Lam, Staff Accountant, at 202-551-3476 or Craig Arakawa,
Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at 202-
551-3707 with any other questions.



                                                          Sincerely,
FirstName LastNameMichael Silvestrini
                                                          Division of
Corporation Finance
Comapany NameEnergea Portfolio 2 LLC
                                                          Office of Energy &
Transportation
July 30, 2020 Page 2
cc:       Mark Roderick, Esq.
FirstName LastName